GOVERNMENT FUND

INDEX COMPARISONS

Compares performance of the Government Fund Class A shares and Class C shares to the Lehman Brothers Intermediate Government Bond Index, and the Consumer Price Index for the periods ended September 30, 2000. On September 30, 2000, the weighted average securities ratings of the Index and the Fund were AAA and AAA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 3.9 years and 4.7 years, respectively. Class A shares became available on November 16, 1987, and Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.



Government Fund Class A Shares

Average Annual Total Returns (periods ending 9/30/00)(at max. offering price)

A Shares

One Year:	4.03%
Five Years:	4.96%
Ten Years:	6.19%
From Inception (11/16/87):	6.56%



Government Fund Class C Shares

Average Annual Total Returns (periods ending 9/30/00)

C Shares

One Year:	5.23%
Five Years:	4.87%
From Inception (9/1/94):	5.39%

INCOME FUND

INDEX COMPARISONS

Compares performance of the Income Fund Class A shares and Class C shares to the Lehman Brothers Intermediate Government Corporate Bond Index and the Consumer Price Index for the periods ended September 30, 2000. On September 30, 2000, the weighted average securities ratings of the Index and the Fund were A and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 4.3 years and 4.4 years, respectively. Class A shares became available on October 1, 1992 and Class C shares became available on September 1, 1994. Past performance of the Index and the Fund may not be indicative of future performance.



Income Fund Class A Shares

Average Annual Total Returns (periods ending 9/30/00)(at max. offering price)

A Shares

One Year	4.46%
Five Years:	5.50%
From Inception (10/1/92):	5.70%

Average Annual Total Returns (periods ending 9/30/00)

C Shares

One Year	5.62%
Five Years:	5.41%
From Inception (9/1/94):	5.77%